                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 2)*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                               (Amendment No. 2)*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 2)*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                          PAN AMERICAN BEVERAGES, INC.
                                (Name of Issuer)


                Class A - Common Stock, Par Value $.01 per Share
                         (Title of Class of Securities)


                                    P74823108
                                 (CUSIP Number)



                                 John D. Spears
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                OCTOBER 15, 1999
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No.  P74823108
--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
      00
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                         [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
      Delaware
--------------------------------------------------------------------------------
                       (7)  Sole Voting Power
                             TBC has sole voting power with respect to 8,655,051 shares held in certain TBC accounts (as hereinafter defined). Additionally, certain of the members of TBC may be deemed to have sole power to vote certain shares as more fully set forth herein.


Number of Shares       ---------------------------------------------------------
Beneficially           (8)  Shared Voting Power
Owned by Each
Reporting Person             0 shares
With:                  ---------------------------------------------------------
                       (9)  Sole Dispositive Power
                             0 shares, except that certain of the members of TBC
                             may be deemed to have sole power to vote certain
                             shares as more fully set forth herein.
                       ---------------------------------------------------------
                       (10) Shared Dispositive Power
                             8,937,234 shares held in accounts of TBC (as
                             hereinafter defined).
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
   8,937,234 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [x]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     7.31%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     BD, IA & 00
================================================================================

CUSIP No.  P74823108
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
      TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
      WC and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                         [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
      Delaware
--------------------------------------------------------------------------------
                       (7)  Sole Voting Power
                             385,654 shares, except that the general partners in TBK, solely by reason of their positions as such, may be deemed to have shared power to vote these shares.


Number of Shares       ---------------------------------------------------------
Beneficially           (8)  Shared Voting Power
Owned by Each                0 shares
Reporting Person
With                   ---------------------------------------------------------
                       (9)  Sole Dispositive Power
                             385,654 shares, except that the general partners in
                             TBK, solely by reason of their positions as such,
                             may be deemed to have shared power to vote these
                             shares.
                       ---------------------------------------------------------
                       (10) Shared Dispositive Power
                             0 shares
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

      385,654 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      0.32%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
      PN
================================================================================

CUSIP No. P74823108
--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
      WC and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                         [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
      Delaware
--------------------------------------------------------------------------------
                       (7)  Sole Voting Power
                            74,790 shares, except that the general partners in Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote these shares.


Number of Shares       ---------------------------------------------------------
Beneficially           (8)  Shared Voting Power
Owned by Each                0 shares
Reporting Person
With                   ---------------------------------------------------------
                       (9)  Sole Dispositive Power
                            74,790 shares, except that the general partners in
                            Vanderbilt, solely by reason of their positions as
                            such, may be deemed to have shared power to vote
                            these shares.
                       ---------------------------------------------------------
                       (10) Shared Dispositive Power
                             0 shares
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

      74,790 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      0.06%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
      PN
================================================================================

PRELIMINARY NOTE

     The persons filing this Amendment No. 2 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 2 amends a Statement on Schedule 13D filed by TBC, TBK and Vanderbilt dated March 4, 1999 ( the "Statement"). The filing of this Amendment No. 2 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of
Section 13(d) (3) of the Securities and Exchange Act of 1934, as amended (the "Act").

     This Amendment No. 2 relates to the Class A - Common Stock, $.01 par value (the "Common Stock"), of Pan American Beverages, Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 2, is a company organized under the laws of The Republic of Panama, with its principal executive offices at Boulevard Manuel Avila Camacho, 40, 22nd Floor, Col. Lomas De Chapultepec, Del Miguel Hidalgo, 11000, Mexico, D.F., Mexico.

     This Amendment No. 2 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

     Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1,2,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 2.

ITEM 3. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 8,937,234 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $150,145,248.

     The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at U.S. Clearing. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 of the Statement), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at U.S. Clearing. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chase Manhattan Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

     As of the date hereof, TBK beneficially owns directly 384,654 shares of Common Stock (the "TBK Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBK Shares, including brokerage commissions, was $5,345,664.

     It is expected that funds used by TBK to purchase additional shares of Common Stock, if additional shares are purchased by TBK (see Item 4 of the Statement), will come from TBK's general funds, which include cash and cash equivalents on hand and in banks.

     TBK's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chase Manhattan Bank. As of the date hereof, TBK has a loan outstanding with Chase Manhattan Bank in the amount of $20,000. Borrowings made by TBK pursuant to that understanding bear interest at the brokers' call rate in effect from time to time at Chase Manhattan Bank. TBK's funds may also include funds borrowed pursuant to a Line of Credit Agreement between TBK and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, TBK may borrow up to $15,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit & Trust Company. Borrowings made by TBK pursuant to its understandings with Chase Manhattan Bank and the Line of Credit Agreement with Boston Safe Deposit and Trust Company are secured by securities owned by TBK; such borrowings are not secured by any TBK Shares. No borrowings from Chase Manhattan Bank or Boston Safe Deposit and Trust Company were made for the purpose of acquiring the TBK Shares. TBK reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

     As of the date hereof, Vanderbilt beneficially owns directly 74,790 shares of Common Stock (the "Vanderbilt Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the Vanderbilt Shares, including brokerage commissions, was $1,400,270.

     It is expected that funds used by Vanderbilt to purchase additional shares of Common Stock, if additional shares are purchased by Vanderbilt (see Item 4 of the Statement), will come from Vanderbilt's general funds, which include cash and cash equivalents on hand and in banks.

     Vanderbilt's funds may include funds borrowed pursuant to a Line of Credit Agreement between Vanderbilt and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, Vanderbilt may borrow up to $2,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit & Trust Company. Borrowings made by Vanderbilt pursuant to the Line of Credit Agreement with Boston Safe Deposit and Trust Company are secured by securities owned by Vanderbilt; such borrowings are not secured by any Vanderbilt Shares. No borrowings from Boston Safe Deposit and Trust Company were made by Vanderbilt for the purpose of acquiring the Vanderbilt Shares. Vanderbilt reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 8,937,234 shares of Common Stock, which constitutes approximately 7.31% of the 122,285,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     Also included in the TBC Shares are 860 shares of Common Stock held in a TBC Account for a charitable foundation of which Christopher H. Browne is a trustee. Mr. Browne is a member of TBC and a general partner in TBK and Vanderbilt.

     Additionally, 58,550 shares of Common Stock are held in a TBC account for the Tweedy, Browne Company LLC Profit Sharing Plan (the "Plan"). The TBC plan is an employee benefit plan of which Christopher H. Browne and John D. Spears are the trustees. Messrs. Browne and Spears are two of the Members of TBC and two of the General Partners in TBK and Vanderbilt.

     As of the date hereof, TBK beneficially owns directly 384,654 shares of Common Stock, which constitutes approximately 0.32% of the 122,285,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

     As of the date hereof, Vanderbilt beneficially owns directly 74,790 shares of Common Stock, which constitutes approximately 0.06% of the 122,285,000 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

     Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 9,396,678 shares, which constitutes approximately 7.69% of the 122,285,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the Members may be deemed to be the beneficial owner by reason of his being a Member of TBC and a general partner in TBK and Vanderbilt, respectively, is 9,396,678 shares, which constitutes approximately 7.69% of the 122,285,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 384,654 shares of Common Stock which constitutes approximately 0.32% of the 122,285,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

     Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to 8,937,234 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 8,655,051 shares of Common Stock held in certain TBC Accounts.

     Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 8,655,051 shares of Common Stock held in certain TBC Accounts.

     TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

     Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

     (c) No transactions in Common Stock effected by TBK and Vanderbilt during the sixty-day period ended as of the date hereof. Transactions in Common Stock effected by TBC during the sixty-day period ended as of the date hereof are set forth below:

REPORTING                         NO. OF SHARES            NO. OF SHARES               PRICE
PERSON            DATE              PURCHASED                  SOLD                  PER SHARE

TBC Accounts      08/24/99            2,000                                          $ 19 3/4
                  09/08/99                                    3,425                  $ 17 4/16
                  09/08/99            1,725                                          $ 17 3/8
                  09/09/99                                    1,995                  $ 17.675
                  09/10/99                                    4,100                  $ 17 7/8
                  09/17/99            1,010                                          $ 16 13/16
                  09/27/99              700                                          $ 17 7/16
                  09/27/99                                    6,735                  $ 16.8878
                  09/29/99                                      805                  $ 16 5/8
                  10/01/99            2,000                                          $ 16 15/16
                  10/04/99                                    8,845                  $ 16.1578
                  10/06/99            4,000                                          $ 15.6750
                  10/15/99        1,867,700                                          $ 14 3/4
                  10/19/99                                      505                  $ 15 4/16


     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

     To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

     (e)  Not applicable.

                                    SIGNATURE

     Each of Tweedy, Browne Company LLC, TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

                                          TWEEDY, BROWNE COMPANY LLC


                                          By /s/ Christopher H. Browne
                                             --------------------------------
                                             Christopher H. Browne
                                             Member



                                          TBK PARTNERS, L.P.


                                          By /s/ Christopher H. Browne
                                             --------------------------------
                                             Christopher H. Browne
                                             General Partner



                                          VANDERBILT PARTNERS, L.P.


                                          By /s/ Christopher H. Browne
                                             --------------------------------
                                             Christopher H. Browne
                                             General Partner





Dated:   October 21, 1999